Exhibit 99.c

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

of

Opportunity Acquis Corp.

1.   PURPOSE

The Nominating and Corporate Governance Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Opportunity Acquis Corp. (the “Company”) for the primary purposes of assisting the Board in:

●	Identifying qualified individuals to become board members,

●	Determining the composition of the Board and its committees,

●	Monitoring a process to assess board effectiveness, and

●	Developing and recommending the Company’s corporate governance guidelines.

2.   MEMBERSHIP

The Committee shall consist of three (3) or more independent directors (as determined by the Board from time to time) who satisfy the independence requirements under applicable law, rules and regulations; however, for so long as the Company is a shell company this committee may be comprised of less than three (3) members but not less than one (1) member. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The Chair of the Committee shall be appointed by the Board.

3.   POWERS AND RESPONSIBILITIES

The Committee’s primary responsibilities include:

Nominations

●	Developing the criteria and qualifications (including an assessment of the appropriate balance of skills and other characteristics) for membership on the Board;

●

Identifying, screening, recruiting, considering (including consideration of advice offered by the directors, senior officers and any outside advisors that may be retained by the Committee) and recommending candidates to fill open Board positions for independent and non-independent Directors;

●	Reviewing and making recommendations regarding continued Board membership of any Board member;

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●	Assessing whether independent directors satisfy the independence requirements under applicable law, rules and regulations of national securities markets and exchanges;

●	Recommending Director nominees for approval by the Board and the stockholders; and

●

Recommending to the Board (after consultation with the Chairman of the Board) Director nominees for each of the Board’s committees (together with the Chairman of the Board, conducting an annual review of committee appointments and considering the recommendations concerning possible rotation of committee chairs and members).

Corporate Governance General

●	Reviewing and recommending to the Board any proposed changes to the Company’s Certificate of Incorporation and Bylaws; and

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Reviewing, considering and reporting to the Board on matters of corporate governance and conducting an annual review, and addressing and recommending revisions (as appropriate), of this Charter, the Company’s corporate governance guidelines and the Company’s code of business conduct and ethics.

Board Oversight

●	Evaluating the effectiveness of the Board and its committees and recommending to the Board ways to improve such effectiveness in the corporate governance of the Company;

●	Making recommendations to the Board regarding the size and composition of the Board;

●	Establishing evaluation criteria for a review of each Board member and implementing the annual evaluation process regarding, and evaluating annually the performance of, each Board member;

●	Developing programs for continuing education for all Directors and for the orientation of new Directors;

●

Monitoring the functions of the various committees of the Board and conducting annual reviews and evaluations of the contributions of each such committee to the Company (including reviewing the objectives of each such committee, as stated at the beginning of each year, and comparing such stated objectives to the results and time expended to achieve such results at the end of such year);

●	Reviewing and considering questions of possible conflicts of interest of Board members and resolving all such questions regarding Board members;

●	Reviewing relationships of Company officers and directors to outside for-profit and not-for-profit boards; and

●	Reviewing and making recommendations concerning the interaction and communication between of management and the Board.

The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion. The Committee shall have the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

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4.   MEETINGS

The Committee shall meet at least once (1ce) annually or more frequently as necessary or appropriate. Members of management and independent consultants requested by the Committee will attend Committee meetings when and as may be requested by the Committee.

A simple majority of the members of the Committee, but not less than two (2), will constitute a quorum; however, for so long as the Company is a shell company this committee may be comprised of less than three (3) members but not less than one (1) member and such number of committee members will constitute the quorum. A majority of the members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee will meet at such times as shall be determined by the Chair of the Committee, or upon the request of any two (2) of its members. The Chair will preside, when present, at all Committee meetings. Minutes of Committee meetings will be recorded as directed by the Chair and will be subject to review by the Chair.

In discharging its responsibilities, the Committee may meet privately with independent consultants and is free to speak directly and independently with any members of management or employees.

The Chair will periodically report the Committee’s findings, conclusions and recommendations to the Board and present to the Board an annual performance evaluation of the Committee. The Committee shall review at least annually the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The Nominating and Corporate Governance Committee’s responsibilities and powers as delegated by the Board of Directors are set forth in this Charter. The Committee relies to a significant extent on information and advice provided by management and independent advisors.

5. GOVERNANCE

The Board of Directors and management of Opportunity Acquis Corp. are committed to the principles and practice of good corporate governance. In this regard, the Code of Ethics and Conduct and the Committee Charters of each of the Board Committees have been adopted.

6. SUSPENSION

In the event management is not compensated and management controls in excess of 65% of the issued and outstanding voting capital stock of the Company, this Committee need not meet and its duties and obligations hereunder are suspended and referred to the Board of Directors.